Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
112 Worcester Street
Wellesley Hills, MA  02481

April 22, 2009

Securities and Exchange Commission
100 F E Street, NE
Washington, D.C. 20549

Re:	Sun Life (N.Y.) Variable Account J ("Registrant")
Sun Life Insurance and Annuity Company of New York ("Depositor")
Request for Withdrawal of Registration Statement on Form N-6
(File No. 333-136433)
Accession Number: 0001370001-09-000020
CIK: 0001370001

Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933 (the "Securities Act"), the Registrant and Depositor (the "Registrants") respectfully request that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the above captioned Form N-6 Registration Statement.  The Registration Statement was originally filed with the Commission on August 10, 2006.

Registrants respectfully submit that a withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. Pursuant to paragraph (c) of Rule 477, Registrants hereby state that no securities were sold in connection with the offering covered by the Registration Statement. Registrants further represent that no securities will in the future be sold in reliance on the Registration Statement.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (781) 263-6402.

Sincerely,

Sun Life (N.Y.) Variable Account J
Sun Life Insurance and Annuity Company of New York

By: /s/ Sandra M. DaDalt

Sandra M. DaDalt
Senior Counsel of Sun Insurance and Annuity Company of New York, on behalf of the Registrant and the Depositor, pursuant to Rule 478(c) under the Securities Act cc:  Rebecca A. Marquigny, Esquire